Exhibit 23.6

Consent of Monroe Financial Partners, Inc.

We hereby consent to the inclusion of our opinion letter, dated April 25, 2014, to the Board of Directors of Florida Traditions Bank as Appendix C to the proxy statement/prospectus that is part of the Registration Statement on Form S-4 (the “Registration Statement”) of Home BancShares, Inc. (“HBI”), as filed with the Securities and Exchange Commission, and to references to our firm and such opinion in such proxy statement/prospectus. In giving such consent, we do not admit that we come within the category of persons whose consent is required under, nor do we admit that we are “experts” with respect to any part of the Registration Statement for purposes of, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

MONROE FINANCIAL PARTNERS, INC.

May 15, 2014

Exhibit 23.6 - Page 1